SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02056138

FORM 6-K

PE 8-1-02

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

On August 22, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: ______________________
Yaron Sheinman
Chairman of the Board of Directors

Dated: August 26, 2002

Exhibit 1

NEXUS

Telocation Systems Ltd.

Nexus Telocation Systems Ltd. announces difficulties in its Project with IMServ

Givatayim, Israel, August 22, 2002 – Nexus Telocation Systems Ltd. (OTCBB: NXUS), a leading provider of Location Based Services (LBS) and Automated Meter Reading (AMR), today announced that IMServ (Invensys Measurement Services) LLC (LONDON: ISYS) has notified NexusData Inc., a wholly owned subsidiary of Nexus, that AGL (Atlanta Gas & Light Company) (NYSE: ATG) has furnished IMServ with a notice of termination of the agreement between IMServ and AGL dated July 27, 2001. The parties are in discussions as to the implications of this notice. The consequences of a termination of the agreement between NexusData Inc. and IMServ Ltd. may have a severe adverse affect on the business of Nexus.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, and Russia . NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any evisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.: 011-972-3-572 3111
e-mail: RonenS@nexus.co.il

1 KORAZIN ST. GIVATAYIM, 53583, ISRAEL
TEL: 972 3 5723111 FAX: 972 3 5719698